Exhibit 99.1

MMTEC, Inc. Announces 1-for-10 Reverse Stock Split

BEIJING, July 7, 2022 /PRNewswire/ -- MMTEC, Inc. (“MMTEC” or the “Company”) (Nasdaq: MTC) reported that it expects to implement a 1-for-10 reverse stock split on its common stock. The effective date is scheduled to be Wednesday, July 13, 2022, subject to the Company’s satisfaction of Nasdaq Operations notice requirements, with trading to begin on a split-adjusted basis at the market open on that day. Trading in the common stock will continue on the Nasdaq Stock Market under the symbol “MTC”. The new CUSIP number for the common stock following the reverse stock split will be G6181K114.  In the event that the effective date is delayed the Company will update the effective date via a subsequent press release.

The reverse stock split at a ratio of 1-for-10 shares was approved by the Company’s Board of Directors.

Upon the effectiveness of the reverse stock split, every 10 shares of the Company’s issued and outstanding common stock will automatically be converted into one share of issued and outstanding common stock. No fractional shares will be issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split will be rounded up to the next whole number. The reverse stock split affects all stockholders uniformly and will not alter any stockholder’s percentage interest in the Company’s outstanding common stock, except for adjustments that may result from the treatment of fractional shares.

In connection with the reverse stock split, the Company will file an Amended and Restated Articles of Association with the Financial Services Commission of the British Virgin Islands to reduce the authorized number of shares of the Company’s common stock from 500,000,000 shares to 50,000,000 shares, the reduction at the same ratio as its reduction in the issued and outstanding shares of common stock, and to increase the par value  per share from $0.001 to $0.01. The Board of Directors of the Company approved the reverse stock split on July 1, 2022. No stockholders’ approval of the reverse stock split is required pursuant to BVI law.

About MMTEC, Inc.

Headquartered in Beijing, China, our Company develops and deploys a series of platforms, which comprise a business chain that enables Chinese language speaking hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms to engage in securities market transactions and settlements globally. In 2020, the company used internally designed and built system with the US brokerage license and the Cayman fund management qualification to form a series of MOM funds, with the main goal of discovering small and medium-sized institutional investors and helping them set up the fund to issue securities fund products.

More information about the Company can be found at: www.haisc.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its continued growth, business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

CONTACT: Jessie Chang, jessie@haisc.com, +86 10 5617 2312